April 4, 2016

VIA EDGAR

Mr. Trace Rakestraw
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street NE
Washington, DC 20549-4720

Re:	American Century Variable Portfolios, Inc. (the “Registrant”) (File Nos. 033-14567; 811-05188)

Dear Mr. Rakestraw:

Please find below our responses to your comments that we discussed on March 29, 2016, regarding Post-Effective Amendment No. 66 to the Registrant’s registration statement filed on February 11, 2016 for the purpose of adding Class II shares to the VP Balanced Fund (the “Fund”). For your convenience, we restate each of your comments prior to our responses.

PROSPECTUS:

1.	Comment: Confirm that the expense amounts in the Example section are correct.

Response: The expense amounts in the Example section have been updated.

2.	Comment: Consider changing the word “tied” to “similar” in the Benchmark Correlation bullet point in the Principal Risks section.

Response: The comment has been incorporated.

3.	Comment: Consider changing the Foreign Securities Risk bullet point in the Principal Risks section to only refer to debt securities if appropriate.

Response: The comment has been incorporated.

American Century Investments
P.O. Box 410141, 4500 Main Street	1-800-345-2021 or 816-531-5575
Kansas City, MO 64141-0141	www.americancentury.com

Mr. Trace Rakestraw
April 4, 2016

4.	Comment: Consider deleting the Derivative Risk bullet point in the Principal Risks section if investing in derivatives is not a principal risk of the Fund.

Response: The Derivative Risk bullet point has been deleted.

5.	Comment: Consider adding in the Principal Investment Strategies section a discussion of the factors the fixed-income portfolio managers use to decide when to buy and sell debt securities.

Response: The comment has been incorporated.

6.	Comment: Consider adding to the Principal Investment Strategies section that the Fund may investment in derivatives if investing in derivatives is a principal investment strategy.

Response: Investing in derivatives is not a principal investment strategy of the Fund and no change has been made to the Principal Investment Strategies section. However, we have clarified in the “What are the fund’s principal investment strategies?” section that investing in derivatives is not a principal investment strategy of the Fund.

7.	Comment: In the “What are the principal risks of investing in the fund?” section, consider adding captions.

Response: We believe our disclosure is clear and effectively communicates the risks of the Fund. We respectfully decline to make a change.

8.	Comment: In the table in The Investment Advisor section, consider changing “N/A” to “.90%” for the management fee paid by Class II of the Fund to the advisor for fiscal year ended December 31, 2015.

Response: Form N-1A states that if the Fund has operated for a full fiscal year, state the aggregate fee paid to the adviser for the most recent fiscal year as a percentage of average net assets. If the Fund has not operated for a full fiscal year, state what the adviser’s fee is as a percentage of average net assets, including any breakpoints. In this case, Class I has operated for a full fiscal year while Class II has not. We believe our hybrid approach of stating the fee actually paid by Class I for the most recent fiscal year while stating what the adviser’s fee is, including any breakpoints, for Class II complies with Form N-1A. We respectfully decline to make a change.

9.	Comment: In the Fund Performance section, consider naming the other fund that has the same management team and investment policies as the Fund.

Response: The comment has been incorporated.

STATEMENT OF ADDITIONAL INFORMATION (“SAI”)

10.	Comment: Consider describing what equity-equivalent securities are in the VP Balanced section.

Mr. Trace Rakestraw
April 4, 2016

Response: The comment has been incorporated by inserting a cross-reference to the Equity Equivalents section.

11.	Comment: Consider describing what non-leveraged futures are in the VP Balanced section.

Response: The word “non-leveraged” has been deleted.

12.	Comment: In addition to the VP Balanced section, consider adding the 10% limitation of debt securities payable in foreign currencies to the prospectus.

Response: Debt securities payable in foreign currencies are not a principal investment strategy of the Fund and we respectfully decline to make the change.

13.	Comment: In the VP Balanced section, consider noting that medium-grade securities are in some cases significantly speculative.

Response: The comment has been incorporated.

14.	Comment: In addition to the VP Balanced section, consider adding the 15% limitation of securities rated Ba or BB to the prospectus.

Response: Securities rated Ba or BB are not a principal investment strategy of the Fund and we respectfully decline to make the change.

15.
Comment: In the Bank Loans section, consider disclosing that it may take more than seven days for transactions in bank loans to settle. Please also address how the Fund intends to meet short-term liquidity needs, which may arise as a result of this lengthy settlement period. Specifically, this fact can translate into a risk that investors are not paid in a timely manner or that the Fund may be forced to incur losses in order to pay redemption proceeds on time. In addition, please also consider whether your risk disclosure should describe the fact that investments in bank loans may not be securities and therefore may not have the protections of the federal securities laws.

Response: We have modified the Bank Loans section to indicate the potential for long settlement periods for bank loan investments, how the Fund addresses short-term liquidity needs, and that investments in bank loans may not be registered under the 1933 Act.

16.	Comment: In the Debt Securities section, consider deleting “of capital growth” in the second sentence of the second paragraph.

Response: The comment has been incorporated.

17.	Comment: In the Derivative Instruments section, consider whether to add if the funds use derivatives for hedging, speculation or investment purposes.

Mr. Trace Rakestraw
April 4, 2016

Response: To the extent derivatives are a principal investment strategy of a fund, such disclosure would be included in the prospectus and we respectfully decline to make this change in the SAI.

18.
Comment: In the second sentence of the penultimate paragraph in the Foreign Currency Transactions and Forward Exchange Contracts section, consider using “subject” instead of the first instance of “change.”

Response: The comment has been incorporated.

19.
Comment: Consider adding “swap agreements” in addition to futures contracts and options that are currently mentioned in the last paragraph of the Restrictions on the Use of Futures Contracts and Options section.

Response: The comment has been incorporated.

20.	Comment: If securities lending is a principal risk, consider adding such risk to the prospectus.

Response: Securities lending is not a principal investment strategy or principal risk of the Fund and no change has been made.

21.	Comment: Consider adding the date range to James A. Olson’s entry for his principal occupation as a private equity fund manager.

Response: The comment has been incorporated.

22.	Comment: Consider whether footnote 3 should be added to the entry for Barry Fink’s total compensation from the American Century Investments Family of Funds.

Response: Footnote 3 is for the deferred compensation plan that only permits participation by independent directors. Mr. Fink’s entry in footnote 3 has been deleted.

In responding to your comments, we acknowledge that: (i) the Registrant is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal laws of the United States.

Mr. Trace Rakestraw
April 4, 2016

If you have any questions with regard to the above responses, please contact Giles Walsh at giles_walsh@americancentury.com or 816-340-3390.

Sincerely,

/s/ Giles Walsh
Giles Walsh
Corporate Counsel